UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-189762

Nuclear Diamond Batteries, Inc.

(Exact name of registrant as specified in its charter)

355 W Mesquite Blvd C-70, Mesquite, NV 89027

(323) 420-8583

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

______________________

☐ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☑ Rule 12h-3(b)(1)(ii)

☐ Rule 12h-3(b)(1)(i)

☐ Rule 15d-6

☐ Rule 15d-22(b)

Approximate number of holders of record as of the original certification or notice date: 8

Explanatory Note

The registrant is filing this Amendment No. 1 to Form 15 (the “Amendment”) solely to update its name. Since the original filing of the Form 15 on November 30, 2017, the registrant has changed its name from Honeysuckle Research to Nuclear Diamond Batteries, Inc.

This new name replaces and supersedes all prior names of the registrant, including:

•Kush, Inc.

•Honeysuckle Research

•Ovation Research, Inc.

•Weed Growth Fund, Inc.

No other changes have been made to the original filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025

Nuclear Diamond Batteries, Inc.

By:	/s/ David Tobias
David Tobias, President